Exhibit 99.1
press release
ArcelorMittal announces strategic collaboration with AWS to drive industrial automation and lower-carbon construction globally

22 June 2026, 08:00 CET

ArcelorMittal today announced a strategic collaboration with Amazon Web Services (AWS) to accelerate industrial automation across its global operations through advanced cloud, artificial intelligence and edge technologies.

The collaboration brings AWS cloud and AI capabilities directly to ArcelorMittal’s manufacturing processes, providing opportunities for further optimisation and improvement of safety, asset reliability and energy efficiency. ArcelorMittal will converge some of its operational technology (OT) and information technology (IT) on AWS infrastructure, designed for security and scale, extending cloud and AI to the edge of its production environments. Using AWS services across industrial IoT, real-time sensor data and machine learning, the company will deploy AI at the point of production, enabling predictive maintenance, computer-vision quality control, process optimisation and digital twins of its physical assets and production lines.

Further, to advancing digital and artificial intelligence adoption at scale, AWS will design and deliver a comprehensive education programme for ArcelorMittal’s global workforce.

In addition to the cloud and AI collaboration, Amazon has entered into a multi-year Supply Framework Agreement with ArcelorMittal for the supply of structural steel across Europe and the United Kingdom. Under this framework, ArcelorMittal will supply lower-carbon XCarb® steel for use in Amazon operations facilities and AWS data centres, supporting Amazon’s goal to reach net-zero carbon by 2040. The agreement reflects both companies’ shared ambition to advance the decarbonization of building construction at scale.

Tanuja Randery, Managing Director and Vice President, EMEA, AWS, said:

“ArcelorMittal is rethinking how steelmaking works, from predictive maintenance on furnaces and other industrial installations, to AI-driven energy optimisation. By bringing AI to the point of production, they are creating new ways of running safer, more efficient operations across steelmaking sites in 14 countries. We are delighted to work with customers who think at this level, and AWS is proud to support ArcelorMittal’s ambition with cloud, edge, and AI technology built for industrial scale.”

Nik Puri, Group CIO & CISO at ArcelorMittal, said:
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“The next frontier of digital transformation for steel is on the plant floor. With AWS, we are bringing cloud and AI directly to the point of production, connecting our assets and building plants that sense, learn and optimise in real time. By converging our operational and information technology on a single secure platform, we are moving to digitally enabled operations: safer for our people, more reliable in output, and more sustainable by design. This is how we industrialise AI at scale across the steelmaking value chain.”
ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
 ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). http://corporate.arcelormittal.com

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